EXHIBIT 99.2

FOR IMMEDIATE RELEASE

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Gabon: TotalFinaElf Announces the Signature of the Extension
of the Rabi-Kounga License with Gabonese Republic

Paris, April 23, 2003 — TotalFinaElf announces the signature of an exploration and production sharing contract (ESPC) with the Gabonese Republic covering the onshore Rabi-Kounga oil field located in the Gamba region.

Until now, the facility was being developed under a concession license that was due to expire in 2007. The EPSC takes effect on January 1, 2003 for an initial ten-year period and is followed by two additional five-year terms.

This new contract will enable investments of approximately $150 million to improve oil recovery at Rabi-Kounga. Today, the field produces roughly 55,000 barrels of oil per day.

Through the company’s subsidiaries Elf Gabon and Elf Aquitaine, TotalFinaElf holds a consolidated share of 47.5% for the block, along with Amerada Hess Production Gabon (10%) and Shell Gabon (42.5%, operator).

With this contract, TotalFinaElf once again demonstrates its commitment to developing Gabon’s economy and oil industry.

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